FOR IMMEDIATE RELEASE

Points Named One of Canada’s Top Small & Medium Employers for a Second Consecutive Year

Canada’s Top 100 Employers again recognizes Toronto-based Points for its forward-thinking policies and collaborative work environment

TORONTO, April 25, 2017 – Points (TSX:PTS) (Nasdaq:PCOM), the global leader in powering loyalty commerce, today announced that is has again been recognized as one of Canada’s Top Small and Medium Employers. This marks the second consecutive year that Points has received the honour and follows its recent recognition as one of Greater Toronto’s Top Employers.

Now entering its fifth year, Canada’s Top Small and Medium Employers recognizes small and medium enterprises (SMEs) that foster the nation’s best workplaces and forward-thinking human resource policies. Employers are evaluated on their work atmosphere, employee benefits and perks, community involvement, and training and skills development, among other indicators.

“We couldn’t be more proud of this national recognition,” said Rob MacLean, CEO at Points. “From day one, we’ve worked hard to foster an exceptional work culture that attracts a talented and productive group of people. A company is only as strong as it’s team and we know that our people are what make us great. It’s an honour to be recognized along with many great SMEs in Canada who are raising the bar to create cultures of excellence.”

Since its inception in 2000, Points has grown from a technology start-up to a global industry leader developing best-in-class loyalty technology and partnering with over 50 of the world’s largest loyalty brands. Points actively seeks to promote an innovative and engaging work atmosphere, giving employees the freedom to think big with the resources to make things happen.

"Building an impactful culture has always been a priority for us. From our physical office space to our HR policies, these are designed in collaboration with our employees," said Inez Murdoch, Chief People Officer at Points. "We're proud of our culture, our exceptional employees and collaborative team dynamic across the business."

To view the complete list of 2017 finalists, visit Canada’s Top 100 website,
http://www.canadastop100.com/sme.

To learn more about Points, visit company.points.com

About Points

Points, publicly traded as Points International Ltd. (TSX:PTS)(Nasdaq:PCOM), provides loyalty eCommerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. With a growing network of over 50 global loyalty programs integrated into its unique Loyalty Commerce Platform, Points offers three core private or co-branded services: its Buy Gift and Transfer service retails loyalty points and miles directly to consumers; its Points Loyalty Wallet service offers any developer transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase program revenue from hotel bookings, and provides more opportunities for members to earn and redeem loyalty rewards more quickly. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points' financial information, visit investor.points.com.

CONTACT:

Points Investor Relations
ICR
Garo Toomajanian
Garo.toomajanian@icrinc.com
617-956-6728

Points Media Relations
Rachel Hollis
Rachel.hollis@points.com
416-728-2641